12011554

SEC Mail Processing Section

FEB 28 2012

Washington, DC
125

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68069

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Moody Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6363 Woodway, Suite 110
(No. and Street)

Houston	Texas	77057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Engel (713) 977-7500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pannell Kerr Forster of Texas
(Name – *if individual, state last, first, middle name*)

5847 San Felipe	Houston	Texas	77056
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Moody Securities, LLC, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VIANN BONOAN
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
09-30-2015

Robert W Engel

Signature

Chief Financial Officer

Title

Viann Bonoan

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOODY SECURITIES, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2011

MOODY SECURITIES, LLC

December 31, 2011

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Moody Securities, LLC

We have audited the accompanying statements of financial condition of Moody Securities, LLC (the "Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Moody Securities, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the basic financial statements. The information has been subjected to the auditing procedures applied in our audits of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the basic financial statements or to the basic financial statements themselves, and other additional procedures in accordance with U.S. generally accepted auditing standards. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 23, 2012

MOODY SECURITIES, LLC

Statements of Financial Condition

	December 31, 2011	December 31, 2010
Assets		
Cash and cash equivalents	$ 216,561	$ 192,197
Prepaid expenses	130,396	58,986
Total assets	$ 346,957	$ 251,183
Liabilities and Member's Equity		
Accounts payable	$ 3,926	$ 2,054
Related party payable	8,320	-
Accrued liabilities	15,878	21,814
Insurance note payable	2,385	8,168
Total liabilities	30,509	32,036
Commitments and contingencies	-	-
Member's equity	316,448	219,147
Total member's equity	316,448	219,147
Total liabilities and member's equity	$ 346,957	$ 251,183

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Operations

	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenues	$ 207,077	$ 151,502
Expenses		
General and administrative	400,609	225,562
Management fees	60,000	60,000
Registration and filing fees	29,231	40,574
Legal and professional fees	187,305	189,303
Payroll and related taxes	406,950	700,862
Total operating expenses	1,084,095	1,216,301
Loss before provision for income taxes	(877,018)	(1,064,799)
Provision for income taxes	1,981	800
Net loss	$ (878,999)	$ (1,065,599)

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Changes in Member's Equity

For the Years Ended December 31, 2011 and 2010

	Total Member's Equity
Balance at December 31, 2009	$ 210,846
Member cash contributions	1,073,900
Net loss	(1,065,599)
Balance at December 31, 2010	219,147
Member cash contributions	976,300
Net loss	(878,999)
Balance at December 31, 2011	$ 316,448

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Statements of Cash Flows

	Year Ended December 31, 2011	Year Ended December 31, 2010
Cash flows from operating activities		
Net loss	$ (878,999)	$ (1,065,599)
Adjustments to reconcile net loss to net cash used in operating activities		
Changes in operating assets and liabilities:		
Prepaid expenses	(45,182)	27,265
Accounts payable	1,872	(1,177)
Related party payable	8,320	-
Accrued liabilities	(5,936)	(2,614)
Net cash used in operating activities	(919,925)	(1,042,125)
Cash flows from financing activities		
Member cash contributions	976,300	1,073,900
Insurance note payments	(32,011)	(20,185)
Net cash provided by financing activities	944,289	1,053,715
Net increase in cash and cash equivalents	24,364	11,590
Cash and cash equivalents - beginning of year	192,197	180,607
Cash and cash equivalents - end of year	$ 216,561	$ 192,197
Supplemental cash flows information:		
Cash paid for taxes	$ 1,981	$ 800
Non-cash investing and financing transactions:		
Financed insurance premiums	$ 26,228	$ 26,228

See accompanying notes to financial statements.

MOODY SECURITIES, LLC

Notes to Financial Statements

December 31, 2011

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Moody Securities, LLC (the "Company") was formed on September 21, 2007, as a Delaware Limited Liability Company for the purpose of providing financial services primarily to entities related to its sole member. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

To date, the Company has received its funding from contributions from its sole member and its continued existence, in the absence of adequate cash flows from operations or other sources, will be dependent on receiving continued support from its member.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes; thus, no Federal income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return. The Company is subject to income taxes in the States of California, Tennessee and Delaware, and the provision for income taxes reflected in these statements is for state income taxes only.

The Company accounts for uncertainty in income taxes recognized in financial statements under the Financial Accounting Standards Board's ("FASB") guidance which requires the impact of an uncertain tax position to be recognized in the financial statements only if that position is more-likely-than-not of being sustained upon examination by the taxing authority. The Company will account for interest and penalties relating to uncertain tax positions in the current period statement of operations, as necessary. The Company's tax years from 2008 forward are subject to examination.

Revenue recognition policy

The Company recognizes revenue from commissions generated from facilitating the placement of equity and debt instruments and from providing financial services as earned.

Financial instruments and credit risk

The financial instrument which potentially subjects the Company to credit risk is cash. The Company maintains its cash with a major domestic bank. From time to time, cash may exceed federally insured limits. The Company has not incurred losses related to these deposits.

Note 1 - General Information and Summary of Significant Accounting Policies (Continued)

Fair value of financial instruments

The Company's financial instruments consist of cash and short-term debt. The carrying amount of cash and short-term debt approximates fair value because of the short-term nature of these items.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

In January 2008, the Company entered into a management agreement with a Company affiliated with its sole member through common ownership. The agreement automatically renews on an annual basis and includes furnishing of office space, supplies and equipment and facilitating the Company's payroll, insurance and employee benefits function. On March 1, 2011, the Company amended the 2008 agreement to structure it in accordance with the broker-dealer expense reporting provisions established by the U.S. Securities and Exchange Commission ("SEC"). The Company paid $60,000 in management fees to this affiliate during each of the years ended December 31, 2011 and 2010, respectively.

In April 2008, the Company entered into two sublease agreements with an affiliate to lease office space in Houston, Texas for $750 per month, and Irvine, California for $1,000 per month. The Houston office lease agreement expires in April 2013. The Irvine lease agreement originally expired in April 2013 but was cancelled in May 2011. Total rent expense related to these two agreements for the years ended December 31, 2011 and 2010, was $14,000 and $21,000, respectively.

At December 31, 2011, the Company had a related party payable to Moody National Training Center of $8,320.

Note 3 - Consulting Agreement

During January 2009, the Company entered into a consulting services agreement with MGL Consulting Corporation ("MGL") to provide bookkeeping services and FINRA compliance services. The agreement automatically renews on an annual basis until terminated by either party. The agreement includes a fixed monthly professional fee of $8,070 per month, plus additional professional fees regarding financial bookkeeping and regulatory compliance, which are billed based on MGL's fixed fee contract. Consulting fees paid to MGL were approximately $133,000 and $127,000, respectively, for the years ended December 31, 2011 and 2010.

Note 4 - Net Capital Requirements

In accordance with Rule 15c3-1 of the SEC, the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2011 and 2010, the Company's net capital, as defined, of $186,052 and $160,161, respectively, exceeded the required minimum by $181,052 and $155,161, respectively, and its ratio of aggregate indebtedness to net capital was 0.164 to 1.0 and 0.200 to 1.0, respectively.

Note 5 - Insurance Note Payable

The Company finances its annual broker-dealer professional liability insurance premiums. The Company records a corresponding prepaid asset upon financing. During 2011 and 2010, the Company financed insurance premiums of $26,228 in each year, respectively, and made premium payments of $32,011 and $20,185, respectively.

Note 6 - Accrued Compensation Absences

The Company does not accrue compensated absences because the amount cannot be reasonably estimated.

Note 7 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the years ended December 31, 2011 and 2010.

Note 8 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

Note 9 - Subsequent Events

Management has evaluated subsequent events as of February 23, 2012, which is the date that the financial statements were available for issuance, and has determined that there are no subsequent events to be reported.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I
NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR
MOODY SECURITIES, LLC

Year Ended December 31, 2011

Net capital requirement, the greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 2,034	
Minimum Dollar Requirement	$ 5,000	
Net capital		186,052
Excess Net Capital:		$ 181,052
Aggregate indebtedness		$ 30,509
Excess net capital @ 100% (Net capital, less 10% aggregate indebtedness)		$ 183,001
Ratio of aggregate indebtedness to net capital		16.40%
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$ 346,957
Less - total liabilities		30,509
Net worth		316,448
Deductions from and/or charges to net worth		
Total non-allowable assets	130,396	
Other deductions or charges	-	
Total deductions from net worth		130,396
Net capital before haircuts on securities positions		186,052
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 186,052

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2011:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 189,738
Audit adjustments	(3,686)
Net capital, per above	$ 186,052

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

CPAs & Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057-3092
Main: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Moody Securities, LLC

In planning and performing our audits of the financial statements and supplementary schedule of Moody Securities, LLC (the "Company"), as of and for the years ended December 31, 2011 and 2010 in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audits of the financial statements of Moody Securities, LLC as of and for the years ended December 31, 2011 and 2010, and this report does not affect our report thereon dated February 23, 2012. Management's written response to the following material weakness identified in our audit has not been subjected to the audit procedures applied in the audit of the financial statements and, accordingly we express no opinion on it.

Material Weakness:

- During our audit procedures, we noted several adjustments that were required to bring the financial statements into compliance with U.S. generally accepted accounting principles ("GAAP"). The most significant of these adjustments was expenses that should have been recorded as prepaid and expenses that should have been accrued at year end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010 to meet the SEC's objectives. However, failure to remediate the material weakness, noted above, regarding the audit adjustments that were required to bring the financial statements into compliance with GAAP could result in the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) to be improperly calculated in future years.

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 23, 2012